Via EDGAR

February 19, 2010

William J. Kotapish, Esq.

Chief, Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	Request for Approval under Rule 485(b)(1)(vii) of the
Securities Act of 1933 (the “Act”)

Dear Mr. Kotapish:

Integrity Life Insurance Company (“Integrity”) and its New York domiciled subsidiary, National Integrity Life Insurance Company (“National Integrity” and collectively with Integrity, the “Companies”), are revising a certain optional living benefit rider available with certain variable annuity products.  The Companies will amend existing disclosures describing the benefit (“Revised Living Benefit Disclosures”) in the registration statements for those variable annuities in order to offer the modified rider on May 1, 2010.

The optional living benefit rider is a guaranteed lifetime withdrawal benefit that guarantees the lifetime payments to the contract owner (or owner and spouse if the spousal benefit is elected) regardless of how the underlying portfolios perform.  The changes being made to the rider are the reduction of the Withdrawal Percentages and reduction of the Bonus Percentages.  There are no changes in the method of administration or the operation of the rider.

The Revised Living Benefit Disclosures will appear in the registration statement of Separate Account II of Integrity Life Insurance Company on N-4, File Number 033-51268, via Post-Effective Amendment Number 33 (“Template Filing”).  The Template Filing containing the Revised Living Benefit Disclosures will be filed on EGDAR pursuant Rule 485(a) of the Act, on February 19, 2010.  Upon the resolution of the comments of the staff of the Securities and Exchanges Commission (“Commission”) on the Template Filing, the Companies wish to make substantially identical Revised Living Benefit Disclosures in each of the Companies’ registration statements listed on Appendix A to this letter (“Replica Filings”).

Pursuant to Rule 485(b)(1)(vii) of the Act, the Companies hereby request the approval of the Commission to allow them to use the Revised Living Benefit Disclosures in the Replica Filings without filing under Rule 485(a) of the Act.  The Companies believe this approach will result in the most efficient use of Commission and registrant resources.

In connection with this request, the Companies make the following representations:

1.               The Revised Living Benefit Disclosures in the Replica Filings will be substantially identical to those in the Template Filing.

2.               The Companies will be able to revise the Replica Filings to reflect the comments of the Commission staff on the Template Filing.

3.               The Companies will in fact revise the Replica Filings to reflect the comments of the Commission staff on the Template Filing.

4.               The Replica Filings will not contain changes that would otherwise make the filing ineligible to be filed pursuant to Rule 485(b).

5.               In the absence of the Revised Living Benefit Disclosures, the Companies’ post-effective amendments for the Replica Filings would be eligible for immediate effectiveness under Rule 485(b).

In connection with the forgoing we acknowledge that: (i) the Companies are responsible for the adequacy and accuracy of the disclosure in their registration statements; (ii) the comments of the Commission’s staff, or changes to disclosures in the registration statements in response to the comments of the Commission’s staff does not foreclose the Commission from taking any action with respect to the registration statements; and (iii) the Companies may not assert the comments of the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (513) 629-1854 or email me at rhonda.malone@wslife.com.

Sincerely,

Rhonda S. Malone
Associate Counsel — Securities

Copy: Michelle Roberts, Esq.

Appendix A

TEMPLATE FILING	Securities Act of 1933 Registration Number	Investment Company Act of 1940 Registration Number
Integrity Separate Account II — Pinnacle V	033-51268	811-07134

REPLICA FILINGS	Securities Act of 1933 Registration Number	Investment Company Act of 1940 Registration Number
Integrity Separate Account I — AnnuiChoice II	333-44876	811-04844
Integrity Separate Account I — GrandMaster flex/AdvantEdge	033-56654	811-04844
National Integrity Separate Account II — Pinnacle V	033-51126	811-07132
National Integrity Separate Account I — AnnuiChoice II	333-44892	811-04846
National Integrity Separate Account I — GrandMaster flex/AdvantEdge	033-56658	811-04846